

22004747

~~Washington, D.C. 20549~~

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-38485

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: United Planners' Financial Services of America, A Limited Partnership

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7333 E Doubletree Ranch Road Suite 120
                              (No. and Street)

Scottsdale	AZ	85258
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Shindel	(480) 991-0225	ctshindel@upfsa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
_____
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, __Chad Shindel_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __United Planners' Financial Services of America, A Limited Partnership__, as of __and for the year ended December 31_____, 2 021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROSEMARY L TIPTON
Notary Public - Arizona
Maricopa County
Commission # 607952
My Comm. Expires Jul 25, 2025

Signature: _____

Title:
Executive Vice President and Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Partners of
United Planners' Financial Services of America

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of United Planners' Financial Services of America, a Limited Partnership (the "Partnership"), as of December 31, 2021, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as United Planners' Financial Services of America's auditor since 2014.
Walnut Creek, California
February 15, 2022

United Planners' Financial Services of America, A Limited Partnership
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	10,897,649
Securities owned		44,666
Commissions and advisory fees receivable		7,451,049
Clearing deposit		100,000
Operating lease asset		730,728
Property and equipment, net		280,468
Other assets		2,939,145
Total assets	$	22,443,705

Liabilities and Partners' Capital

Liabilities

Commissions payable	$	7,511,172
Accrued compensation and other liabilities		4,029,008
Accounts payable		171,450
Operating lease liability		835,536
Total liabilities		12,547,166

Partners' Capital

General Partner		4,829,265
Limited Partners		5,067,274
Total Partners' capital		9,896,539
Total liabilities and Partners' capital	$	22,443,705

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Income
Year ended December 31, 2021

Revenues

Commissions	$	57,657,700
Advisory fees		69,025,147
Other		3,999,596
Interest		9,132
Total revenues		130,691,575

Operating Expenses

Commissions	111,215,968
Employee compensation and benefits	9,701,783
General and administrative	1,744,838
Professional services	1,137,563
Office	864,239
Communications and data processing	594,965
Rent	397,656
Ticket charges	366,813
Other	247,131
Advertising and sales	198,376
Depreciation	112,882
Total operating expenses	126,582,214
Net income	$ 4,109,361

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Changes in Partners' Capital
Year ended December 31, 2021

	General Partner's Capital	Limited Partners' Capital	Total
Balance - January 1, 2021	$ 5,025,764	$ 5,160,987	$ 10,186,751
Distributions	(1,974,882)	(2,424,691)	(4,399,573)
Net income - preferred return	152,544	153,684	306,228
Net income - residual allocation	1,625,839	2,177,294	3,803,133
Balance - December 31, 2021	$ 4,829,265	$ 5,067,274	$ 9,896,539

The accompanying notes are an integral
part of these financial statements.

4

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows
Year ended December 31, 2021

Cash flows from operating activities:

Cash received from commissions and advisory fees	$ 125,258,667
Other cash receipts	3,999,596
Interest received	9,132
Proceeds from sale of securities owned	269,909
Cash paid for operating leases	(395,694)
Cash paid for commissions	(109,705,016)
Cash paid to vendors and employees	(13,492,372)
Net cash provided by operating activities	5,944,222

Cash flows from investing activities:

Purchases of property and equipment	(22,612)
Loans issued to representatives	(620,600)
Payments received on loans to representatives	406,614
Net cash used for investing activities	(236,598)

Cash flows from financing activities:

Partners' capital distributions	(3,788,188)
Net cash used for financing activities	(3,788,188)
Net increase in cash, cash equivalents and clearing deposit	1,919,436
Cash, cash equivalents and clearing deposit - beginning of year	9,078,213
Cash, cash equivalents and clearing deposit - end of year	$ 10,997,649

Non-cash investing and financing activities:

Distributions applied to non-forgivable loans	$ 611,385

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statement of Cash Flows - Continued
Year ended December 31, 2021

Reconciliation of net income to net cash provided by
operating activities:

Net income	$	4,109,361

Adjustments to reconcile net income to net cash
provided by operating activities:

Compensation through forgiveness of loans issued to representatives	282,406
Depreciation	112,882
Amortization of operating lease asset	306,790
Provision for credit losses	114,241
Changes in assets and liabilities:	
Increase in commissions and advisory fees receivable	(1,424,180)
Decrease in other assets	77,157
Decrease in securities owned	269,909
Increase in commissions payable	1,510,952
Increase in accounts payable	86,948
Increase in accrued compensation and other liabilities	841,444
Decrease in operating lease liability	(343,688)
Net cash provided by operating activities	$ 5,944,222

The accompanying notes are an integral
part of these financial statements.

6

Note 1 – Organization and Description of Operations

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), is a securities broker-dealer licensed in all states. The Partnership is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership was formed on August 21, 1987, although the Partnership agreement has since been amended and restated, and shall continue until August 21, 2075.

The General Partner of the Partnership is United Planners' Group, Inc. (the "Corporation"), an Arizona Corporation, while the limited partners include participating brokers who are also independent contractors of the Partnership and United Financial Employees, LLC ("UFE"), an Arizona limited liability company established for qualified personnel of the Partnership.

The Partnership was established to conduct the business of a broker-dealer/general agency engaged in the investment in and distribution of securities, investment programs, and other financial services products. The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership.

The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions.

The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Partnership prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Clearing Deposits

Clearing deposits represent a deposit maintained with a clearing broker-dealer in connection with the use of their services.

Note 2 – Summary of Significant Accounting Policies - Continued

Commissions and Advisory Fees Receivable and Commissions Payable

Commissions and advisory fees receivable primarily represent amounts due to the Partnership from the sale of financial products and advisory services. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products and advisory services.

Fair Value of Financial Instruments

The carrying amount of commissions and advisory fees receivable, commissions payable and other liabilities, approximates fair value due to the short-term maturity of those instruments.

Other Assets

Other assets include notes receivable of $1,865,577 that are due from representatives and limited partners. The notes are carried at the lower of their carrying value or fair value. As of December 31, 2021, the carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Credit Losses

The Partnership accounts for estimated credit losses on financial assets in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Partnership to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Partnership records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as a component of general and administrative expense.

Securities Transactions

Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Property and Equipment

Property and equipment are recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from four to eight years.

Note 2 – Summary of Significant Accounting Policies - Continued

Leases

At inception, the Partnership determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition.

Income Taxes

The Partnership files a partnership tax return with the earnings and losses included in the income tax returns of the general and limited partners who are taxed depending on their respective tax status.

Management evaluates annually its tax positions and, if applicable, adjusts its income tax provision accordingly. As of December 31, 2021, no uncertain tax positions have been identified and accordingly, no provision has been made. The Partnership is no longer subject to examinations by major tax jurisdictions for years before 2017.

The Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. The partnership will pay the tax, interest and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Management does not believe these changes have an effect on the Partnership's financial statements as of and for the year ended December 31, 2021.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising expense for the year ended December 31, 2021 was $141,499, which was recorded as a component of advertising and sales.

Comprehensive Income

There are no differences between comprehensive income and net income in the accompanying statement of income.

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Revenues

Revenues are recognized when, or as, the Partnership satisfies its performance obligations by transferring control of promised products or services to customers in an amount that reflects the consideration the Partnership expects to be entitled to in exchange for those products or services. Revenues are reported on a gross basis when the Partnership is acting in the capacity of the principal and on a net basis when the Partnership is the agent in a contract. Principal or agent designations depend on which entity has primary responsibility over performance obligations and control over the product or service before it is transferred to a customer.

Commissions

The Partnership, as an introducing broker-dealer, recognizes sales-based commissions on a trade-date basis when customers purchase stocks, mutual funds, variable annuities and other financial products. Sales-based commissions are generally based on a percentage of a product's market value at the time of purchase. The Partnership earns trailing commissions on eligible products, primarily on variable annuities and mutual funds held by customers. Trailing commissions are recurring in nature, recognized over time as earned and based on the market value of customers' trail eligible holdings.

Commissions are reported on a gross basis as the Partnership is the principal and has primary responsibility over the performance obligations.

Advisory Fees

Fees are generally billed to customers monthly or quarterly, in advance or arrears, and based on either the period ending balance or average balance of total assets held. For accounts that are opened in the middle of a period, the fees are pro-rated accordingly and billed at the end of the period. Advisory fees may be received quarterly, but are recognized as earned on a pro-rata basis over the term.

The Partnership recognizes fees billed to customers as advisory fee revenue on a gross basis in accounts where the Partnership is the registered investment advisor ("RIA"). Advisors may conduct their advisory business through separate entities by establishing their own independent RIA firms rather than utilizing the Partnership's corporate RIA. As independent RIAs are primarily responsible for providing the service to a customer, the portion of advisory fees that are collected from the customer by the Partnership and remitted to the independent RIA are considered pass-through amounts and only the net amount retained by the Partnership is included as a component of advisory fee revenue.

Other Revenues

Other revenues primarily include amounts charged to the Partnership's representatives for providing administrative, compliance and technology services in addition to marketing allowances received from product sponsors. Revenues from these services are recurring in nature and recognized over time as the Partnership satisfies its performance obligations.

Note 3 – Revenues - Continued

Disaggregation of Revenue

The following presents the Partnership's revenue from contracts with customers disaggregated by major business activity for the year ended December 31, 2021:

Variable annuities	$	35,780,299
Mutual funds		12,586,555
Fixed annuities		4,572,689
General securities		2,709,164
Alternative investments		434,990
Other		1,574,003
Total commissions		57,657,700
Advisory fees		69,025,147
Other revenues		3,999,596
Total revenue from contracts with customers	$	130,682,443

Contract Balances

The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Partnership had receivables related to revenue from contracts with customers, which it considered fully collectible, of $6,026,869 at January 1, 2021 and $7,451,049 at December 31, 2021.

Note 4 – Concentration of Credit Risk

As of December 31, 2021, $250,000 of the Partnership's bank balances were insured by the Federal Deposit Insurance Corporation, and $10,799,167 was uninsured, consisting of cash of $3,783,929 and money market accounts of $7,015,238. The Partnership has never experienced any losses related to these balances.

Note 5 – Fair Value Measurements

Financial accounting standards define fair value and include a framework for measuring fair value and establish a fair value hierarchy which prioritizes valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Note 5 – Fair Value Measurements - Continued

The fair value hierarchy prioritizes valuation techniques used to measure fair value into three broad levels:

- *Level 1* - Valuation based on unadjusted quoted prices within active markets for identical assets or liabilities accessible or payable by the Partnership.

- *Level 2* - Valuation based on quoted market prices for similar assets or liabilities within active or inactive markets or information other than quoted market prices observable through market data for substantially the full term of the asset or liability.

- *Level 3* - Valuation based on inputs other than quoted market prices that reflect assumptions about the asset or liability that market participants would use when performing the valuation based on the best information available in the circumstances.

As of December 31, 2021, the Partnership's assets and liabilities measured at fair value on a recurring basis consist of the following:

	Level 1	Level 2	Level 3	Total
Money market accounts	$ 7,015,238	$ -	$ -	$ 7,015,238
Mutual funds	1,591	-	-	1,591
Equities	43,075	-	-	43,075
Total	$ 7,059,904	$ -	$ -	$ 7,059,904

During 2021, the Partnership did not have any assets or liabilities measured on a non-recurring basis.

Note 6 – Property and Equipment

Property and equipment as of December 31, 2021 are as follows:

Equipment	$ 389,840
Furniture	350,361
Leasehold improvements	266,116
Computer software	12,083
Total	1,018,400
Less accumulated depreciation	(737,932)
Property and equipment, net	$ 280,468

Note 7 – Employee Benefit Plan

Effective January 1, 2008, the Partnership established the United Planners' Financial Services of America 401(k) Plan (the "Plan"), which covers all eligible employees. During 2021 the Partnership matched 100% of the first 4% of employee contributions and 50% of the next 3% of employee contributions. The Partnership's share of contributions to the Plan for the year ended December 31, 2021 was $255,708.

Note 8 – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less non-allowable assets and applicable haircuts.

As of December 31, 2021, the Partnership had regulatory net capital of $6,428,316, which was $5,640,553 in excess of its required net capital of $787,763. As of December 31, 2021, the Partnership's aggregate indebtedness was 1.84 times its net capital.

Note 9 – Reserve and Possession or Control Requirements

Rule 15c3-3 ("The Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

Note 10 – Allocation of Profits and Losses and Cash Distributions

The Limited Partnership Agreement, as amended and restated, states that allocable profits and losses (as defined in the agreement) shall be allocated 5% to UFE. Remaining profits shall then be allocated in a ratio of 45% to the General Partner and 55% to the Limited Partners other than UFE. UFE is to receive 100% of its allocation in cash. Limited Partners other than UFE and the General Partner are to receive a minimum of 25% and 50%, respectively, of any allocation in cash.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the General Partner's discretion. For the year ended December 31, 2021, the Preferred Return was $306,228.

Note 11 – Related-Party Transactions

The Partnership reimbursed the Corporation for certain technology use charges totaling $216,000 for the year ended December 31, 2021, which are reported as a component of communications and data processing expenses.

The Partnership occasionally enters into agreements with some limited partners. Under these agreements the Partnership typically advances funds at the time of affiliation to assist with the cost of transition and other business needs. Once certain production and other requirements are met, these advances are either repaid or considered compensation. During 2021, $956,101 of these advances were repaid through commissions or partner allocations and $257,020 were reported as recruiting expenses included in general and administrative expenses. As of December 31, 2021, advances in the amount of $1,188,412 were reported as other assets.

During the year ended December 31, 2021, the Partnership paid companies sharing common ownership with the Partnership $259,294 for technology services.

Note 12 – Contingent Liabilities

The Partnership is a defendant in lawsuits arising in the normal course of business. Management recorded a provision for litigation costs and settlements related to lawsuits of $472,411 in 2021. It is the opinion of management that the probability of losses in excess of the provision, if any, that will result from the litigation will not be material to the financial position or results of operations of the Partnership. It is reasonably possible that a loss that would be material to the Partnership would be incurred in future years as a result of ensuing arbitration, mediation or litigation.

Note 13 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may result in the Partnership's inability to liquidate the customer's collateral at an amount equal to the original contracted amount.

Agreements between the Partnership and its clearing agents require the Partnership to assume any exposure related to such nonperformance of its customers. The Partnership monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis. Upon customer nonperformance, the representative is obligated to compensate the Partnership. Accordingly, the Partnership is at risk to the extent it does not obtain reimbursement from its representatives.

Note 14 – Lease Obligations

The Partnership leases its office space under a lease agreement expiring on February 29, 2024, which is classified as an operating lease. The lease agreement includes annual payment increases based on a rate per square foot with an option to extend the lease for two additional five-year periods with an annual basic rent for the extension at 95% of the then prevailing fair market value base rental rate for comparable properties in Scottsdale, Arizona. The Partnership considered the likelihood of exercising the renewal terms in measuring its operating lease asset and lease liability of which the renewal periods are excluded in the Partnership's assessment of the lease terms. As the lease does not provide an implicit rate, the Partnership estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The operating lease asset excludes lease incentives, is amortized over the estimated useful life of the asset and is included in rent expense on the statement of income.

The Partnership's total operating lease costs under the lease agreement were $397,656 for the year ended December 31, 2021.

The following summarizes the change in the operating lease asset and lease liability for the year ended December 31, 2021:

	Operating Lease Asset	Operating Lease Liability
Beginning of year balance	$ 1,037,518	$ 1,179,224
Change for 2021	(306,790)	(343,688)
End of year balance	$ 730,728	$ 835,536

Future minimum lease payments on the non-cancelable operating lease as of December 31, 2021, are as follows:

Years ending December 31,	Amount
2022	$ 403,107
2023	410,520
2024	68,570
Total future minimum payments	882,197
Less: discount at 5.25%	(46,661)
Operating lease liability	$ 835,536

15

Note 15 – Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors. At this stage, the impact to the Partnership's business and financial results has not been significant. Based on management's experience to date, management expects this to remain the case. The Partnership has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

Note 16 – Subsequent Events

Management has evaluated subsequent events through February 15, 2022, the date the financial statements were issued. No events or transactions occurred after year-end that require additional disclosure or adjustment to the financial statements.

United Planners' Financial Services of America, A Limited Partnership
Schedule I - Computation of Net Capital for
Brokers and Dealers Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2021

Net Capital:

Total partners' capital qualified for net capital	$ 9,896,539
Deductions - nonallowable assets:	
Commissions and advisory fees receivable	103,655
Property and equipment, net	280,468
Other nonadmitted assets	2,939,145
Total deductions	3,323,268
Net capital before haircuts	6,573,271
Less haircuts	144,955
Net Capital	$ 6,428,316
Aggregate indebtedness	$ 11,816,438
Minimum net capital required	$ 787,763
Net capital in excess of minimum net capital required	$ 5,640,553
Ratio of aggregate indebtedness to net capital	1.84 to 1

Reconciliation with Partnership's Net Capital Computation:

There were no material differences noted in the Partnership's Net Capital
Computation as of December 31, 2021.

United Planners' Financial Services of America, A Limited Partnership
Schedule II - Computation for Determination of Reserve
Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities and Exchange Commission
Year ended December 31, 2021

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Partnership's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Review Report of Independent Registered Public Accounting Firm

To the Partners of
United Planners' Financial Services of America

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) United Planners' Financial Services of America, a Limited Partnership (the "Partnership"), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Partnership stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 15, 2022

 **UNITED PLANNERS**
FINANCIAL SERVICES

7333 EAST DOUBLETREE RANCH ROAD, SUITE 120, SCOTTSDALE, AZ 85258
WWW.UNITEDPLANNERS.COM / TEL (480) 991-0225   FAX (480) 503-8173

February 15, 2022

Exemption Report Required by SEC Rule 17a-5

United Planners' Financial Services of America, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision of k(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Chad Shindel, swear that to the best of my knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

Chad Shindel, CPA, CGMA
Vice President and Chief Financial Officer